Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

September __, 2005

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of September 1, 2005, September 23, 2005, and September 29, 2005, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 9 to its registration statement. PEA No. 9 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 15, 2005 for the purpose of adding one new series: the Akros Absolute Return Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate. For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Responses to your comments relating to the Fund’s Prospectus and Statement of Additional Information (“SAI”) are as follows:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RESPONSES TO ORAL COMMENTS RECEIVED SEPTEMBER 1, 2005

Prospectus: Investments, Risks and Performance/Principal Investment Strategies

1.	Please include a statement as to the extent to which the Fund will invest in bonds and other debt instruments.

The Fund responds by revising the first paragraph in this section to read, in part:

“These securities may include common and preferred stock. The Fund may also invest up to 100% of its net assets in debt instruments including convertible debt, options and futures, as well as privately negotiated options.”

2.
In the fifth sentence of the first paragraph in this section, please explain what is meant by the phrase “invests significantly” (i.e., state to what extent the Fund may invest in these types of investments).

The Fund responds by revising the sentence to read:

“The Fund invests significantly (up to 20% of the Fund’s net assets in margin requirements) in futures contracts on stock indexes, a wide variety of swap agreements, options on futures contracts and other financial instruments such as options on securities and stock index options. The maximum position of the Fund in stocks, either directly through stocks or indirectly through options, futures and swaps, will be limited to 125% of its net assets.”

3.	Please include a description of what is meant by “junk bonds” and state to what extent the Fund may invest in junk bonds.

The Fund responds by revising the second paragraph in this section to read:

“The Fund may invest in debt securities (up to 30% of its net assets) that fall below investment grade debt (securities rated below BBB by Standard & Poors or below Baa by Moody’s Investors Service) — commonly referred to as “junk bonds.”

4.
With respect to the second paragraph in this section, please explain what is included in “asset-backed” securities, and include a risk disclosure in the “Principal Risks” section regarding asset-backed and mortgage-backed securities.

The Fund responds by revising the second paragraph as follows:

“Additionally, the Fund may invest in asset-backed securities, such as automobile receivables, credit-card receivables, equipment leases, health-care receivables, home-equity loans, litigation-finance notes and student loans, as well as mortgage-backed securities and Federal Home Loan Bank securities, and other fixed-income securities of higher credit quality, derivative securities of traditional fixed-income instruments, reverse repurchase agreements and warrants.”

Additionally, the Fund has added the following disclosure in the “Principal Risks” section:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

“Mortgage-Backed and Asset-Backed Securities. Falling interest rates could cause faster than expected prepayments of the obligations underlying mortgage- and asset-backed securities, which the Fund would have to invest at lower interest rates. On the other hand, rising interest rates could cause prepayments of the obligations to decrease, extending the life of mortgage- and asset-backed securities with lower payment rates. This is known as extension risk, which may increase the Fund’s sensitivity to rising rates and its potential for price declines, as the Fund would be unable to capitalize on higher interest rates when investments are locked in at a lower rate for a longer period of time.”

5.	If the Fund will invest in Federal Home Loan Bank securities, please state so and include risk disclosure in the “Principal Risks” section regarding the risks of investing in such securities.

The Fund responds by including the requested disclosure in this section (see the Fund’s response to Comment 4) and adding the following to the “Principal Risks” section:

“U.S. Government Obligations. The Fund may invest in various types of U.S. Government obligations. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.”

6.
With respect to the subsection entitled “Portfolio Turnover Rate,” please include a statement that high portfolio turnover could result in short term gains that will be taxable at ordinary income rates.

The Fund has revised the applicable disclosure as follows:

“A high portfolio turnover rate in any year will result in payment by the Fund of above-average transaction costs and could result in capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary rates.”

Prospectus: Investments, Risks and Performance/Principal Risks

7.	Under the subsection entitled “Foreign Securities Risk,” please state if there is a limit on the Fund’s ability to invest in foreign securities.

The Fund has added the following statement as the last sentence in this subsection:

“The Fund may have up to 30% of its net assets invested directly or indirectly in foreign securities.”

8.
With respect to the subsection entitled “Short Sale Risk,” please include a statement as to whether there are any limits on the Fund’s ability to engage in short sales, and clarify that short sale strategies may involve high levels of risk. In addition, regarding the statement “Short sale strategies are often characterized as a form of leveraging or hedging,” please clarify that leveraging and hedging are separate types of strategies.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.
The Fund has removed the reference to hedging and has revised subsection as follows:

“Short Sale Risk. Short sale strategies are riskier than “long” investment strategies. The Fund may invest up to 75% of its net assets in short positions. Short selling may result in the Fund’s investment performance suffering if it is required to close out a short position earlier than it had intended. This would occur if the lender required the Fund to deliver the securities it borrowed at the commencement of the short sale and the Fund was unable to borrow the securities from other securities lenders. Furthermore, until the Fund replaces a security borrowed, or sold short, it must pay to the lender amounts equal to any dividends that accrue during the period of the short sale. In addition, the Fund will incur certain transaction fees associated with short selling. Short sale strategies are often characterized as a form of leveraging or speculative investments. Although the Advisor uses speculative investment strategies, there is no assurance that these strategies will protect against losses or perform better than non-speculative strategies. The use of short sales is an effort by the Fund to protect against losses due to general movements in market prices; however, no assurance can be given that such strategies will be successful or that consistent absolute returns will be achieved.”

9.	We note that you included a subsection entitled “Borrowing Risks” in this section. Please indicate any intended limits on such investments.

The Fund responds by adding the following to the end of the third paragraph in the “Principal Investment Strategies” section:

“Additionally, the Fund may borrow money from banks or other financial institutions to purchase securities, which is commonly known as “leveraging,” in an amount not to exceed one-third of its total assets. Leveraging allows the Fund to generate a return that is larger than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments of the Fund.”

10.
Please include a statement in the subsection entitled “High Portfolio Turnover Rate Risk” clarifying that short-term capital appreciation is a tax term that implies that high portfolio turnover may result in significant short term gains which are taxable at ordinary income rates.

The Fund responds by revising this subsection as follows:

“High Portfolio Turnover Rate Risk. The Fund’s investment strategy may result in high portfolio turnover rates. This could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary rates (as high as 35%) and could increase brokerage commission costs. To the extent that the Fund experiences an increase in brokerage commissions due to a higher turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund.”

Prospectus: Investments, Risks and Performance/Fees and Expenses

11.
Please revise the third sentence in footnote 2 of the fee table to read, “Such additional expenses (including dividends on short positions) associated with these investments cannot be estimated and therefore, actual Fund expenses may be higher than those shown.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.
The Fund responds by making the requested revision.

Prospectus: Management of the Fund/The Advisor

12.	Please remove the phrase “high-value-added” from the second sentence of the first paragraph in this section, as this is a prediction and is objectionable.

The Fund responds by making the requested revision.

13.
Please include a statement in the Fund’s disclosure pursuant to Item 5 of Form N-1A (“Item 5”) that a discussion of the approval of the investment advisory contract will be included in the Fund’s next annual or semi-annual report.

The Fund responds by including the following as a new third paragraph in this section:

“A discussion regarding the basis for the Board of Trustees’ approval of the Fund’s investment advisory agreement with the Advisor will be available in the Fund’s next annual or semi-annual report.”

Prospectus: Management of the Fund/Portfolio Manger

14.	Please include a statement as to how many investment companies are managed by Mr. Lipp and the Advisor as part of the Fund’s Item 5 disclosure.

The Fund responds by supplementally disclosing that Mr. Lipp and the Advisor do not manage any other investment companies. In addition, the Fund has included the following at the end of the first paragraph in this section:

“Mr. Lipp has managed accounts using a similar style to the Fund since January of 2004.”

Prospectus: Shareholder Information/Share Price

15.
Please add the following statement as appropriate to this section: “The Board of Trustees will regularly evaluate whether its fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust’s valuation committee.”

The Fund responds by adding the requested disclosure to the end of the third paragraph in this section.

16. Please add disclosure explaining the effects of fair value pricing.

The Fund responds by revising the second sentence in the second paragraph in this section to read, “Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different from the price of the security quoted or published by others or the value when trading resumes or realized upon its sale.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.
Prospectus: Shareholder Information/Short Term Trading and Redemption Fees

17.	With respect to the list of shares that will not be subject to redemption fees, please revise to indicate that the redemption fee will be imposed uniformly, except in the circumstances listed.

The Fund responds by revising the statement immediately preceding the applicable list as follows:

“The Fund applies redemption fees uniformly, except that as of the date of this Prospectus, the following shares of the Fund will not be subject to redemption fees….”

Prospectus: Shareholder Information/Other Tools to Combat Frequent Transactions

18.	Please include a statement that policies and procedures relating to frequent transactions have been adopted by the Board of Trustees and are applied uniformly, indicating any exceptions.

The Fund responds by revising the first paragraph in this section as follows:

“The Fund is intended for long-term investors and does not accommodate frequent transactions. The Fund’s Board of Trustees has adopted polices and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance. The Fund takes steps to reduce the frequency and effect of these activities in the Fund. These steps may include, among other things, monitoring trading activity, imposing redemption fees and using fair value pricing, as determined by the Board of Trustees, when the Advisor determines current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur. The Fund seeks to exercise its judgment in implementing these tools to the best of its abilities in a manner that it believes is consistent with shareholder interests. Except as noted herein, the Fund applies all restrictions uniformly in all applicable cases.”

SAI: Investment Policies, Strategies and Associated Risks

19.
Please remove from the subsection entitled “Mortgage-Backed Securities” the statement “The corporation’s stock is owned by savings institutions across the United States and is held in trust by the Federal Home Loan Bank System.” This is an incorrect statement as the stock is owned publicly. In addition, please state whether the Fund will invest in home loan bank debt, and if so, include any applicable risks.

The Fund responds by removing the applicable statement, and revising the applicable risk disclosure as follows:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

“Mortgage-backed securities are most commonly issued or guaranteed by the Government National Mortgage Association (“Ginnie Mae” or “GNMA”), Federal National Mortgage Association (“Fannie Mae” or “FNMA”), Federal Home Loan Banks (“FHLB”) or Federal Home Loan Mortgage Corporation (“Freddie Mac” or “FHLMC”), but may also be issued or guaranteed by other private issuers. GNMA is a government-owned corporation that is an agency of the U.S. Department of Housing and Urban Development. It guarantees, with the full faith and credit of the United States, full and timely payment of all monthly principal and interest on its mortgage-backed securities. FNMA is a publicly owned, government-sponsored corporation that mostly packages mortgages backed by the Federal Housing Administration, but also sells some non-governmentally backed mortgages. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest only by FNMA. The FHLMC is a publicly chartered agency that buys qualifying residential mortgages from lenders, re-packages them and provides certain guarantees. Pass-through securities issued by the FHLMC are guaranteed as to timely payment of principal and interest only by the FHLMC.

Some of these obligations are supported by the full faith and credit of the U.S. Treasury; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency’s obligations; still others, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law.”

20.
Please indicate whether writing calls is a principal investment strategy of the Fund, and if so, include appropriate disclosure in the Prospectus, and include a discussion of writing call options (whether on an index or on individual securities) in the tax section of the SAI.

The Fund responds by stating that writing call options is not a principal investment strategy of the Fund.

SAI: Management of the Fund/Investment Advisor

21.	Please update the disclosure regarding approval of the investment advisory agreement by the Board of Trustees so that it reflects the factors considered and conclusions made regarding the approval.

The Fund responds by revising the disclosure accordingly.

SAI: Management of the Fund/Portfolio Manager

22.
Please provide a description of any material conflicts of interest that may arise in connection with the Portfolio Manager’s management of the Fund and the other accounts managed by the Portfolio Manager, including, for example, conflicts between the strategy of the other accounts and the Fund or conflicts in the allocation of investment opportunities between the Fund and the accounts. Alternatively, supplementally confirm that all such conflicts are currently disclosed.

The Fund supplementally confirms that all conflicts are currently disclosed.

23.
Please clarify in the discussion of the Portfolio Manager’s salary what is meant by the phrase “industry standards.” Additionally, with respect to the discussion of the Portfolio Manager’s bonus, please identify any benchmarks used, and what the specific criteria exist for the performance-based bonus structure.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

The Fund responds by revising the applicable disclosure as follows:

“Although Mr. Lipp is not currently drawing a salary, it is anticipated that the Fund’s Portfolio Manager will eventually receive a base salary that approximates the industry median for equity portfolio managers. It is also anticipated that a bonus pool will eventually be established for the investment-management team, which includes the Portfolio Manager. The bonus pool is expected to equal 25% to 30% of the net revenue derived from all accounts (including the Fund) managed by the team. Mr. Lipp will determine how to divide the bonus pool among the team members based on his assessment of individual contributions. The Advisor values people who are unselfish and team-oriented., and willing to mentor new and less-experienced employees. These characteristics, along with the quality of investment research and recommendations, will be factors in Mr. Lipp’s determination of how to divide the bonus pool. The Advisor currently offers a 401(k) plan that is available to all employees as of the date of hire; however, Mr. Lipp does not currently participate in the 401(k) plan. Additionally, each of the investment professionals of the Advisor may have an opportunity to earn an ownership position in the Advisor. The level of ownership would be based on factors such as investment performance and overall contributions to the organization. Mr. Lipp currently owns 80% of the Advisor.”

RESPONSES TO ORAL COMMENTS RECEIVED SEPTEMBER 23, 2005

Prospectus: Investments, Risks and Performance/Principal Investment Strategies

24.	Please include a statement in this section that the Fund may invest in corporations of any size.

The Fund responds by adding the following as the fourth sentence in the first paragraph of this section:

“The Fund may invest in companies of any size.”

25.	Please disclose the Fund’s maturity and duration strategy for investment in debt securities in this section.

The Fund responds by adding the following disclosure to the second paragraph in this section:

“Investments in fixed-income securities will be done opportunistically. The maturities and durations of the fixed-income securities will vary widely depending on market conditions, the quality of the securities in which the Fund is invested, and where the Fund’s portfolio manager believes the markets are in the investment cycle. Maturities could be as long as 30 years during periods that the Fund’s portfolio manager perceives to be deflationary. Maturities could be as short as three months if the Fund is invested defensively.”

26.	With regard to investment in debt securities, if there is a minimum debt rating that the Fund will not go below, please state so in this section.

The Fund responds by revising the second paragraph in this section to read, in part:

“The Fund may invest in debt securities (up to 30% of its net assets) that fall below investment grade debt (securities rated below BBB by Standard & Poors (“S&P”) or below Baa by Moody’s Investors Service (“Moody’s”)) — commonly referred to as “junk bonds.” However, the Fund will not invest in debt securities rated below D by S&P or Moody’s. The Fund may hold a debt security rated below D if a downgrade occurs after the security has been purchased.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.
27.	Please include a statement in this section that Section 18(f)(1) of the 1940 Act applies to both borrowing through banks and leveraging.

The Fund has revised the fourth paragraph in this section to read:

“Additionally, the Fund may borrow money from banks or other financial institutions to purchase securities, which is commonly known as “leveraging,” in an amount not to exceed one-third of its total assets, as required by the 1940 Act. Leveraging allows the Fund to generate a return that is larger than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments of the Fund. ”

28.
Please provide a statement in the prospectus something to the effect that “The Fund’s Board of Trustees has considered the Fund’s short sales strategy and its attendant risks and has determined that the strategy does not impair the Fund’s ability to meet redemptions or meet other regulatory requirements. Furthermore, the Board of Trustees has adopted guidelines that ensure that the Fund’s investment advisor continuously monitors the Fund’s short positions and the Fund’s compliance with regulatory requirements, including the segregation of assets and margin requirements of Section 18(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), in the best interest of shareholders.”

The Fund responds by adding the requested disclosure at the end of the third paragraph in this section.

29.
With regard to the last sentence of the first paragraph in this section, please include a statement that leveraging may also result in losses that are larger than would be generated on the assets invested without leveraging.

The Fund has revised the last sentence of the first paragraph in this section to read:

“The Fund uses these investments to produce “leveraged” investment results, which generates returns that are more pronounced, both positively and negatively, than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments.”

Prospectus: Investments, Risks and Performance/Principal Risks

30.
With respect to the subsection entitled “Small- and Medium-Sized Companies Risk,” please clarify what is meant by the word “indirectly.” If “indirectly” means that the Fund may invest in these companies through investment in other investment companies and exchange-traded funds, please indicate so.

The Fund responds by revising the first sentence of this disclosure to read:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

“The Fund may invest directly or indirectly (through other investment companies or ETFs) in any size company including small- and medium-sized companies.”

31.
With respect to the Fund’s response to Comment 8, please clarify that short sales will be used for both speculative and non-speculative purposes. Also, please include a statement to the effect that the Board will continuously monitor the Fund to ensure that it is in compliance with regulatory requirements.

The Fund responds by revising this disclosure as to read:

“Short Sale Risk. Short sale strategies are riskier than “long” investment strategies. The Fund may invest up to 75% of its net assets in short positions. Short selling may result in the Fund’s investment performance suffering if it is required to close out a short position earlier than it had intended. This would occur if the lender required the Fund to deliver the securities it borrowed at the commencement of the short sale and the Fund was unable to borrow the securities from other securities lenders. Furthermore, until the Fund replaces a security borrowed, or sold short, it must pay to the lender amounts equal to any dividends that accrue during the period of the short sale. In addition, the Fund will incur certain transaction fees associated with short selling. Short sale strategies are often characterized as a form of leveraging or speculative investments. Although the Advisor uses speculative investment strategies, there is no assurance that these strategies will protect against losses or perform better than non-speculative strategies. The Advisor will use both speculative and non-speculative short-sale strategies. The use of short sales is an effort by the Fund to protect against losses due to general movements in market prices; however, no assurance can be given that such strategies will be successful or that consistent absolute returns will be achieved. The Board of Trustees continuously monitors the Fund’s short positions to ensure the Fund’s compliance with regulatory requirements in the best interest of shareholders.”

32.	With respect to the subsection entitled “Derivative Securities Risks,” please indicate what the limit is on the Fund’s investment in such securities.

The Fund responds by revising the first sentence in this subsection to read:

“The Fund may invest up to 20% of its net assets in derivative securities, including assets in margin requirements for futures contracts on stock indexes, a wide variety of swap agreements, options on futures contracts and other financial instruments such as options on securities, and stock index options.”

33.
With respect to the subsections entitled “Options and Futures Risks,” “Privately Negotiated Options Risks” and “Swap Agreements Risks,” please indicate that the Fund’s investments in synthetic and privately negotiated options contracts and swap agreements may be treated as illiquid, and thus subject to the 15% limit on investment in illiquid securities.

The Fund responds by adding the requested disclosure to each of these subsections. For example, the following disclosure has been added as the last sentence under the subsection “Options and Futures Risks”:

“Under the supervision of the Board of Trustees, the Fund will determine whether investments in options and futures contracts are illiquid. The Fund is restricted to investing no more than 15% of its total assets in securities that are illiquid; that is, not readily marketable.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Prospectus: Investments, Risks and Performance/Fees and Expenses

34.
Please include a statement in the fee table disclosure that the investor will indirectly bear a proportionate share of any fees and expenses charged by the ETFs or other investment companies in which the Fund may invest.

The Fund responds by adding the following disclosure to the paragraph immediately preceding the fees and expenses table:

“Please note that you will indirectly bear your proportionate share of any fees and expenses charged by the ETFs or other investment companies in which the Fund may invest. Actual underlying ETF and fund expenses are expected to vary with changes in the allocation of the Fund’s assets. These expenses are not included in the table or the example below.”

Statement of Additional Information: Investment Policies, Strategies and Associated Risks

35.	With respect to the subsection entitled “Fixed-Income Securities,” please indicate whether there is a minimum rating that the Fund will not invest below.

The Fund responds by revising the second paragraph of this subsection to read, in part:

“The Fund will not invest in securities that are rated below D by S&P or Moody’s. The Fund may hold a debt security rated below D if a downgrade occurs after the security has been purchased.”

36.
With respect to the subsection entitled “Illiquid Securities,” please describe what criteria will be used to determine whether a security (including privately negotiated options and derivatives) is liquid or illiquid. Also, please delete the word “knowingly” from the last sentence in this subsection.

The Fund responds by revising this subsection, in part, to read:

“The Board of Trustees may determine that such securities are not illiquid securities notwithstanding their legal or contractual restrictions on resale. In all other cases, however, securities subject to restrictions on resale will be deemed illiquid. Factors considered in determining whether a security is illiquid may include, but are not limited to: the frequency of trades and quotes for the security; the number of dealers willing to purchase and sell the security and the number of potential purchasers; the number of dealers who undertake to make a market in the security; the nature of the security, including whether it is registered or unregistered, and the market place; whether the security has been rated by a nationally recognized statistical rating organization (“NRSRO”); the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; the nature of any restrictions on resale; and with respect to municipal lease obligations and certificates of participation, there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, an analysis similar to that which would be performed by an NRSRO is performed. The Fund will not invest more than 15% of the value of its net assets, taken at the time of investment, in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice, non negotiable fixed time deposits with maturities over seven days, over-the-counter options and certain restricted securities not determined by the Board of Trustees to be liquid.”

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RESPONSES TO ORAL COMMENTS RECEIVED SEPTEMBER 29, 2005

Prospectus: General Comments

37.
Please include a of statement of suitability on either the cover of the Prospectus, or in another prominent place in the Prospectus, to the effect of “This Fund will invest substantially in derivatives that may involve a sizeable amount of economic leveraging that will cause returns to be volatile. For this reason, investment in the Fund involves a high degree of risk.”

The Fund responds by including the requested statement as the new fifth paragraph under the subheading “Principal Investment Strategies.”

38.
Please include the following statement in the Prospectus: “The Board of Trustees will continuously monitor the Fund’s investments in derivatives, as well as all other investments, with regard to segregation of assets, margin requirements, liquidity requirements and redemption requirements, to ensure that the Fund is in compliance at all times with all statutory and regulatory requirements of the National Association of Securities Dealers (“NASD”) and Securities and Exchange Commission (“SEC”).”

The Fund responds by adding the requested disclosure as the new sixth paragraph under the subheading “Principal Investment Strategies.”

Statement of Additional Information - Investment Policies, Strategies and Associated Risks

39.
With respect to the subsection entitled “Illiquid Securities,” please include the following statement in this section: “The Fund will determine a security to be illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at the value at which the Fund has valued the security.”

The Fund has added the requested statement as the eighth sentence of this subsection.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact Rachel Lohrey by telephone at 414/765-5384 or by facsimile at 414/212-7313.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
for TRUST FOR PROFESSIONAL MANAGERS

cc: Carol Gehl, Godfrey & Kahn, S.C.